paragon

RECEIVED

2007 APR 10 A 10:

FICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

07022503

02 April 2007

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st March 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Total Voting Rights	01 March 2007	01 March 2007	DTR 5.6.1
2.	Regulatory Announcement – Transaction in Own Shares	01 March 2007	02 March 2007	LR12.4.6
3.	Regulatory Announcement – Transaction in Own Shares	06 March 2007	07 March 2007	LR12.4.6
4.	Regulatory Announcement – Transaction in Own Shares	08 March 2007	09 March 2007	LR12.4.6
5.	Regulatory Announcement – Holding(s) in Company	09 March 2007	12 March 2007	LR9.6.7
6.	Regulatory Announcement – Blocklisting Interim Review	12 March 2007	12 March 2007	LR3.5.6
7.	Regulatory Announcement – Transaction in Own Shares	12 March 2007	13 March 2007	LR12.4.6
8.	Regulatory Announcement – Holding(s) in Company	13 March 2007	14 March 2007	LR9.6.7

Document		Date Distributed	Required Distribution Date	Source of Requirement
9.	Regulatory Announcement – Transaction in Own Shares	13 March 2007	14 March 2007	LR12.4.6
10.	Regulatory Announcement – Transaction in Own Shares	14 March 2007	15 March 2007	LR12.4.6
11.	Regulatory Announcement – Transaction in Own Shares	15 March 2007	16 March 2007	LR12.4.6
12.	Regulatory Announcement – Holding(s) in Company	16 March 2007	19 March 2007	LR9.6.7
13.	Regulatory Announcement – Trading Statement	22 March 2007	22 March 2007	DR2.2.1
14.	Regulatory Announcement – Director/PDMR Shareholding	23 March 2007	26 March 2007	DR3.1.2
15.	Regulatory Announcement – Transaction in Own Shares	27 March 2007	28 March 2007	LR12.4.6
16.	Regulatory Announcement – Director/PDMR Shareholding	28 March 2007	29 March 2007	DR3.1.2
17.	Regulatory Announcement – Transaction in Own Shares	29 March 2007	30 March 2007	LR12.4.6

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
18.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	08 March 2007	14 March 2007	CA85 S.169
19.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	14 March 2007	29 March 2007	CA85 S.169
20.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	19 March 2007	27 March 2007	CA85 S.169
21.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	22 March 2007	03 April 2007	CA85 S.169
22.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	23 March 2007	30 March 2007	CA85 S.169
23.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	26 March 2007	10 April 2007	CA85 S.169
24.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	30 March 2007	12 April 2007	CA85 S.169
25.	Form 169(1B) Return by a public company purchasing its own shares for holding in treasury	30 March 2007	13 April 2007	CA85 S.169
26.	Form 88(2) Return of allotments of shares (excluding non-cash)	30 March 2007	20 April 2007	CA85 S.88

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RECEIVED

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	10:02 01-Mar-07
Number	1139S

RNS Number:1139S
Paragon Group Of Companies PLC
01 March 2007

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 28 February 2007, The Paragon Group of Companies PLC's capital consists of 121,484,724 ordinary shares with voting rights. The Paragon Group of Companies PLC holds 5,674,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 115,810,724.

The above figure (115,810,724) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:32 01-Mar-07
Number	1803S

RNS Number:1803S
Paragon Group Of Companies PLC
01 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	1 March 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	609.00p
Lowest price paid per share:	598.00p
Volume weighted average price paid per share:	602.12p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,714,000 of its ordinary shares in treasury and has 115,770,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:12 06-Mar-07
Number	4513S

RNS Number:4513S
Paragon Group Of Companies PLC
06 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	6 March 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	604.20p
Lowest price paid per share:	604.20p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,744,000 of its ordinary shares in treasury and has 115,740,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:29 08-Mar-07
Number	6357S

RNS Number:6357S
Paragon Group Of Companies PLC
08 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	8 March 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	628.00p
Lowest price paid per share:	608.50p
Volume weighted average price paid per share:	621.21p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,784,000 of its ordinary shares in treasury and has 115,700,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:10 09-Mar-07
Number	7088S

RNS Number:7088S
Paragon Group Of Companies PLC
09 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
----

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Bank of America Corporation
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Columbia Acorn International; Columbia Acorn Fund; Columbia International Select; Wanger International Small Cap; Wanger International Select; Wanger European Smaller Companies; RiverSource International Aggressive Growth
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
6 March 2007
....

6. Date on which issuer notified:
7 March 2007
....

7. Threshold(s) that is/are crossed or reached:

5%

....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	5,475,000	5,475,000

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	6,050,000	6,050,000	N/A	5.23%	N/A

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
6,050,000	5.23%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Bank of America Corporation indirect parent of Columbia Wanger Asset Management L.P.

Columbia Wanger Asset Management L.P. is the investment advisor to the shareholders listed in item 4 above.
....

Proxy Voting:

10. Name of the proxy holder:
N/A
....

11. Number of voting rights proxy holder will cease to hold:
N/A
....

12. Date on which proxy holder will cease to hold voting rights:
N/A
....

13. Additional information:
....

14. Contact name:

John G. Gemmell

....

15. Contact telephone number:
0121 712 2075

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:53 12-Mar-07
Number	7475S

RNS Number:7475S
Paragon Group Of Companies PLC
12 March 2007

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme

THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:

From 12/09/2006 .... To 11/03/2007 ....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

170,000
....

5. Number of shares issued / allotted under scheme during period:

0
....

6. Balance under scheme not yet issued / allotted at end of period

170,000
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

595,000 ORDINARY SHARES OF 10P EACH ON 09/07/2003
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,484,724 GROSS
115,700,724 NET OF SHARES HELD IN TREASURY
....

Contact for queries:

Name JOHN GEMMELL
....

Address ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE
....

Telephone 0121 712 2075
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:24 12-Mar-07
Number	8052S

RNS Number:8052S
Paragon Group Of Companies PLC
12 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	12 March 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	619.50p
Lowest price paid per share:	615.00p
Volume weighted average price paid per share:	617.87p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,824,000 of its ordinary shares in treasury and has 115,660,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:16 13-Mar-07
Number	8406S

RNS Number:8406S
Paragon Group Of Companies PLC
13 March 2007

HOLDING IN COMPANY

In accordance with the FSA's Disclosure and Transparency Rule 5.5.1R, The Paragon Group of Companies PLC advises that, as at 12 March 2007, it holds 5,824,000 of its ordinary shares in treasury which constitutes 5.035% of the total voting rights (115,660,724) in the company.

There are no voting rights attached to the shares held in treasury.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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The company news service from the London Stock Exchange

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RECEIVED

2007 APR 10 A 3:3?

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:25 13-Mar-07
Number	8971S

RNS Number:8971S
Paragon Group Of Companies PLC
13 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	13 March 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	600.00p
Lowest price paid per share:	597.75p
Volume weighted average price paid per share:	598.88p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,864,000 of its ordinary shares in treasury and has 115,620,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:17 14-Mar-07
Number	9852S

RNS Number:9852S
Paragon Group Of Companies PLC
14 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	14 March 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	581.00p
Lowest price paid per share:	576.50p
Volume weighted average price paid per share:	579.54p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,904,000 of its ordinary shares in treasury and has 115,580,724 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:26 15-Mar-07
Number	0731T

RNS Number:0731T
Paragon Group Of Companies PLC
15 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the follc number of its ordinary shares of 10p each on the London Stock Exchange via A AMRO Bank N.V.

Ordinary shares:

Date of purchase:	15 March 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	587.09p
Lowest price paid per share:	587.09p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC h 5,934,000 of its ordinary shares in treasury and has 115,550,724 ordinary sh in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:44 16-Mar-07
Number	1092T

RNS Number:1092T
Paragon Group Of Companies PLC
16 March 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to whi
voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Lloyds TSB Group plc
....

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A
....

6. Date on which issuer notified:
N/A
....

7. Threshold(s) that is/are crossed or reached:
N/A
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggerinç transaction (vi)	
	Number of shares	Number of voting Rigł (viii)
GB0006140361	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indire
GB0006140361	5,268,501	5,268,501	1,670	4.554%	0.001%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voti righ

Total (A+B)

Number of voting rights	% of voting rights
5,270,171	4.555%

9. Chain of controlled undertakings through which the voting rights and/or t financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Securitisation Issue
Released	14:40 22-Mar-07
Number	5305T

PARAGON COMPLETES BUY-TO-LET SECURITISATION AT RECORD PRICING IN LINE WITH PRIME DEALS

The Paragon Group of Companies PLC has today completed its 52nd securitisation for a total amount of £1.5 billion, its first buy-to-let only transaction of 2007. The completion of Paragon Mortgages (No.14) PLC brings total issuance by the Group to £18 5 billion.

Nick Keen, finance director said: "This deal achieves record pricing in line with prime owner-occupied mortgage securitisations. Bond investors in the UK, Europe and the US appreciate the excellent credit profile of UK buy-to-let assets originated by Paragon which is reflected in the improved funding costs."

PM14 notes were issued in three tranches, rated by Standard & Poor's, Moody's and Fitch and were offered in Sterling, Euros and US Dollars.

The details of the transaction are as follows:

- The £1,500,000,000 (sterling equivalent) of Notes are issued by Paragon Mortgages (No.14) PLC in 8 classes and in three currencies.

  The Class A1 senior Notes are issued in US Dollars $1,500,000,000

  The A2 senior Notes in three currencies: Sterling £125,000,000 Euro €246,000,000 and US Dollars $400,000,000

  The Class B Notes are issued in two currencies: Sterling £51,900,000 and Euro €88,800,000

  The Class C Notes are issued in two currencies: Sterling £20,000,000 and Euro €135,500,000

  The Class A1 remarketable 2a-7 Notes have been assigned a rating of P-1, A-1+, F-1+ by Moody's, Standard & Poor's and Fitch respectively. The ratings agencies have assigned ratings of Aaa, AAA and AAA respectively to the Class A2 Notes

  Although all classes of Notes share the same security, the Class A1 Notes rank pari passu with the Class A2 Notes, and have priority over the Class B Notes and the Class B Notes have priority over the Class C Notes as to quarterly payments of interest and as to principal in the event of enforcement
- The margins over the relevant currency reference rate for each of the tranches of the Notes are: 0bp for the Class A1; 10bp for the Class A2; 18bp for the Class B; and 38bp for the Class C Notes.
- The Notes are secured by a pool of prime buy-to-let mortgages, as well as a cash fund of 1.90% of the aggregate principal balance of the Notes.
- Paragon Finance PLC and Mortgage Trust Services PLC are the administrators for the issue.

- ENDS -

For further information, please contact:

Nick Keen
Finance Director
The Paragon Group of Companies PLC
Tel: 0121 712 2060

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Trading Statement
Released	07:00 22-Mar-07
Number	4609T

TRADING STATEMENT

The Paragon Group of Companies PLC will shortly be meeting with analysts ahead of its close period for the six months ending 31 March 2007. The following is an update on the trading position of the Group ahead of the end of the half year.

The Board expects the results for the six months to 31 March 2007 to be in line with market expectations.

Lending activity has been strong during the year to date, with completions more than 30% higher than a year ago. This growth is attributable to activity within the buy-to-let business as the Group has continued its strategy of strongly promoting buy-to-let lending whilst limiting consumer lending.

With redemption rates remaining low, the increase in buy-to-let lending in the period has resulted in strong growth of the buy-to-let portfolio, increasingly the dominant asset in the Group's balance sheet. The pipeline of new buy-to-let mortgage business remains strong, ahead of the level a year ago, which augurs well for a strong start to the second half of the year. The credit quality of the buy-to-let portfolio remains exemplary.

The Group expects to complete today its latest buy-to-let securitisation, Paragon Mortgages (No. 14) PLC. The £1.5 billion issue achieved pricing at prime levels and attracted strong demand from investors in the UK, Europe and the US. At 10 basis points over LIBOR, the coupon for the long-dated AAA rated notes reflects the high quality of Paragon's buy-to-let originations.

Statistics from the Council of Mortgage Lenders show that 11% of all new first mortgage lending in 2006 was for buy-to-let property. Short term demand and long term demographic factors remain supportive of a strong private rented sector for the foreseeable future, suggesting that the buy-to-let mortgage market has considerable room for further growth.

Within the consumer division, our focus remains on cautious lending rather than volume growth and we have continued to restrict our activities to areas with a low incidence of arrears. In the current economic environment, with affordability measures now more stretched for borrowers, we have allowed consumer lending volumes to fall some 15% below those for the corresponding period last year. In addition, the Group has continued the orderly, managed run down of the closed books.

The Board of Directors intends to announce the interim results for the six months ending 31 March 2007 on 22 May 2007 and a full report on the progress of the Group will be issued at that time.

For further information please contact:

Nigel S Terrington

Chief Executive – Telephone 0121 712 2024
or
Nicholas Keen
Finance Director – Telephone 0121 712 2060

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:33 23-Mar-07
Number	6539T

RNS Number:6539T
Paragon Group Of Companies PLC
23 March 2007

23 March 2007

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 23 March 2007 The Paragon Group of Companies PLC Employee Trust purchased 91,238 ordinary shares of 10p each in The Paragon Group of Companies PLC ("the company") at 602.82p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon Performance Share Plan which include the potential exercise by certain executive directors and other employees of the Company.

Following this purchase the total shares held by the various Paragon Group of Companies PLC Employee Trust is 4,778,518.

Enquires:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:31 27-Mar-07
Number	8403T

RNS Number:8403T
Paragon Group Of Companies PLC
27 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	27 March 2007
Number of ordinary shares purchased:	30,000
Highest price paid per share:	587.00p
Lowest price paid per share:	583.00p
Volume weighted average price paid per share:	584.33p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 5,964,000 of its ordinary shares in treasury and has 115,522,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	14:00 28-Mar-07
Number	9007T

RNS Number:9007T
Paragon Group Of Companies PLC
28 March 2007

DIRECTOR SHAREHOLDING

On 28 March 2007 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	20,840	28/03/10 - 28/09/10	261,259
N Keen	15,614	28/03/10 - 28/09/10	195,974
J A Heron	9,953	28/03/10 - 28/09/10	132,368
P Pandya	8,958	28/03/10 - 28/09/10	108,614

Under the terms of the PPSP one half of each new award will be subject to a total shareholder return ("TSR") performance condition and the other half to an earnings per share ("EPS") performance condition. In respect of both of the conditions the Company's performance will be compared to that of a group of companies drawn from the Banks and Speciality and Other Finance sectors. For the EPS measure, performance will be measured over the single three year period commencing 1 October 2006. For the TSR measure, performance will be measured over the single three year period commencing 1 January 2007. For both performance measures 35% of the award will vest for median performance, rising to 100% for performance on or above the upper quartile.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to *market* news section

Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Transaction in Own Shares
Released	17:13 29-Mar-07
Number	0307U

RNS Number:0307U
Paragon Group Of Companies PLC
29 March 2007

PURCHASE OF OWN SHARES

The Paragon Group of Companies PLC announces that it has purchased the following number of its ordinary shares of 10p each on the London Stock Exchange via ABN AMRO Bank N.V.

Ordinary shares:

Date of purchase:	29 March 2007
Number of ordinary shares purchased:	40,000
Highest price paid per share:	588.00p
Lowest price paid per share:	584.00p
Volume weighted average price paid per share:	586.19p

The Paragon Group of Companies PLC intends to hold the purchased shares in treasury.

Following the purchase of these shares, The Paragon Group of Companies PLC holds 6,004,000 of its ordinary shares in treasury and has 115,482,277 ordinary shares in issue (excluding treasury shares).

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	14/02/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.18		
Minimum price paid	£6.18		

The aggregate amount paid by the company for the shares to which this return relates was: £185,400.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £930.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 14/02/07

(**a director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

~~140~~

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	01/03/2007		

For each share:			
Nominal value	£0.10		
Maximum price paid	£6.26		
Minimum price paid	£6.25		

The aggregate amount paid by the company for the shares to which this return relates was: £187,569.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £940.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 01/03/2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

POS/60

RECEIVED 9/3

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly in black type or bold block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	27/02/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.300		
Minimum price paid	£6.275		

The aggregate amount paid by the company for the shares to which this return relates was: £251,456.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,260.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 27/02/2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

1205

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	06/03/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.09		
Minimum price paid	£5.98		

ONE THOUSAND POUNDS 16 3R 07

ONE HUNDRED POUNDS 16 3 07

FIVE POUNDS 16 3 07

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £240,848.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,205.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 06/03/07

(~~**a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT.
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

CHWP000

NC - 1[illegible]

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	02/03/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£6.225		
Minimum price paid	£6.085		

The aggregate amount paid by the company for the shares to which this return relates was: £246,560.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £1,235.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 02/03/2007

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	13/03/2007		
For each share: Nominal value	£0.10		
Maximum price paid	£6.280		
Minimum price paid	£6.085		

The aggregate amount paid by the company for the shares to which this return relates was: £248,484.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £1,245.00

Note This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 13/03/2007

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

[illegible] complete [illegible] in [illegible] type or [illegible] block lettering

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

£1240

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

[illegible] return [illegible] be [illegible] to [illegible] Registrar [illegible] period [illegible] days beginning with the [illegible] date on [illegible] shares to [illegible] it [illegible] were [illegible] company.

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	15/03/2007		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.195		
Minimum price paid	£6.150		

The aggregate amount paid by the company for the shares to which this return relates was: £247,148.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £1,240.00

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 15/03/2007

(**a director / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Companies House
— for the record —

SA 1/5

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only.

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

£1,200

ONE THOUSAND POUNDS 27 07 3 R

TWO HUNDRED POUNDS 27 3 07

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	40,000		
Date(s) shares delivered to the company	16/03/2007		

For each share:

Nominal value	£0.10		
Maximum price paid	£6.0000		
Minimum price paid	£5.9775		

The aggregate amount paid by the company for the shares to which this return relates was: £239,552.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5 £1,200.00

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (ordinary or preference etc)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 16/03/2007

(~~**a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MRS CAROL HOLDEN, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS,
B91 3QE. Tel 0121 712 2076
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 23/03/2007
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 1553

Share holdings:

Share Holder	**Type**	**Shares Held**
Neale Michael Burgess	Single	1553

Address:
76 Marsh Lane
SOLIHULL
West Midlands
United Kingdom
B91 2PF

END